SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SpectraSite Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

84760T100

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 84760T100

1.	Name of Reporting Person: Nextel Communications, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(Page 2 of 8)

CUSIP No. 84760T100

1.	Name of Reporting Person: Tower Parent Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(Page 3 of 8)

Item 1.
	(a)	Name of Issuer:
SpectraSite Holdings, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
100 Regency Forest Drive Cary, NC 27511

Item 2.
	(a)	Name of Person Filing:
Nextel Communications, Inc. Tower Parent Corp.
	(b)	Address of Principal Business Office or, if none, Residence:
2001 Edmund Halley Drive Reston, Virginia 20191
	(c)	Citizenship:
Nextel Communications, Inc. and Tower Parent Corp. are Delaware corporations.
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value
	(e)	CUSIP Number:
84760T100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

(Page 4 of 8)

Item 4.	Ownership.
(a) Amount beneficially owned:
0 shares
(b) Percent of class:
0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0 shares
(ii) Shared power to vote or to direct the vote:
0 shares
(iii) Sole power to dispose or to direct the disposition of:
0 shares
(iv) Shared power to dispose or to direct the disposition of:
0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

(Page 5 of 8)

Item 10.	Certification.

Not applicable.

13G

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

NEXTEL COMMUNICATIONS, INC.

By:	/s/ Leonard J. Kennedy
Leonard J. Kennedy
Senior Vice President and General Counsel

TOWER PARENT CORP.

By:	/s/ Leonard J. Kennedy
Leonard J. Kennedy
Vice President

(Page 6 of 8)

EXHIBIT 1

IDENTIFICATION OF MEMBER OF THE GROUP

     Nextel Communications, Inc. and Tower Parent Corp. are filing this statement on Schedule 13G as a group. Tower Parent Corp. is a wholly owned subsidiary of Nextel Communications, Inc. and was the holder of record of the Common Stock referenced by the Information Statement on Schedule 13G of which this Identification is annexed as Exhibit 1.

(Page 7 of 8)

EXHIBIT 2

AGREEMENT OF
NEXTEL COMMUNICATIONS, INC.
AND
TOWER PARENT CORP.
PURSUANT TO RULE 13d-1(k)

     The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 2 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1935, as amended.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

NEXTEL COMMUNICATIONS, INC.

By:	/s/ Leonard J. Kennedy
Leonard J. Kennedy
Senior Vice President and General Counsel

TOWER PARENT CORP.

By:	/s/ Leonard J. Kennedy
Leonard J. Kennedy
Vice President

(Page 8 of 8)